SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               AMENDMENT NO. 4

                                      TO

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 761312-10-7
                           (formerly 761314-10-3)
                                (CUSIP Number)

                           CHARLES E. BRADLEY, SR.
                        c/o STANWICH CONSULTING CORP.
                             ONE STAMFORD LANDING
                             62 SOUTHFIELD AVENUE
                         STAMFORD, CONNECTICUT  06902
                                (203) 325-0551
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 10, 2004
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 4
                            CUSIP NO. 761312-10-7

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR.

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................OO

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............158,810

(8)  Shared voting power.............100,000

(9)  Sole dispositive power..........158,810

(10) Shared dispositive power........100,000

(11) Aggregate amount beneficially
     owned by each reporting person..258,810

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........1.6%

(14) Type of reporting
     person (see instructions).......IN

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 4
                            CUSIP NO. 761312-10-7

(1)  Name of reporting persons........KIMBALL J. BRADLEY

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................PF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............1,734,322

(8)  Shared voting power.............4,310,813

(9)  Sole dispositive power..........1,734,322

(10) Shared dispositive power........4,310,813

(11) Aggregate amount beneficially
     owned by each reporting person..6,045,135

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........36.8%

(14) Type of reporting
     person (see instructions).......IN

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 4
                            CUSIP NO. 761312-10-7

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR. FAMILY
                                      LIMITED PARTNERSHIP

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................Not applicable

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................Connecticut, United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............0

(8)  Shared voting power.............4,310,813

(9)  Sole dispositive power..........0

(10) Shared dispositive power........4,310,813

(11) Aggregate amount beneficially
     owned by each reporting person..4,310,813

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........26.5%

(14) Type of reporting
     person (see instructions).......PN

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 4
                            CUSIP NO. 761312-10-7

     This Amendment No. 4 to Schedule 13D is jointly filed by Charles E. Bradley, Sr. ("Mr. Bradley"), Kimball J. Bradley ("Mr. K. Bradley") and the Charles E. Bradley, Sr., Family Limited Partnership (the "Bradley FLP" and, collectively with Mr. Bradley and Mr. K. Bradley, the "Reporting Persons").

ITEM 1.     Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Reunion Industries, Inc., a Delaware corporation ("Reunion"). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.     Identity and Background.

     1.     Charles E. Bradley, Sr.

     Mr. Bradley is the Chairman of the Board, Chief Executive Officer and Director of Reunion, and the President and the Manager of Stanwich Partners, LLC. Mr. Bradley's business address is c/o Stanwich Partners, LLC, One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Bradley is a citizen of the United States.

     During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.     Charles E. Bradley, Sr. Family Limited Partnership.

     The Bradley FLP is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the
partnership.   The principal business address of the Bradley FLP is c/o
Kimball J. Bradley, 5 Twin Court, Pittsburgh, PA 15215. Mr. K. Bradley is the sole general partner of the Bradley FLP.

     During the last five years neither the Bradley FLP nor Mr. K. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3.     Kimball J. Bradley

     Kimball J. Bradley is the President and Chief Operating Officer and a director of Reunion. Mr. K. Bradley's business address is 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222. Mr. K. Bradley is a citizen of the United States.

     During the last five years Mr. K. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

     The following transactions in the Common Stock by or involving the Reporting Persons are reported herein:

     Mr. Bradley previously has reported beneficial ownership of, among other shares, the 1,651,697 shares of Common Stock ("SFSC's Reunion Shares") owned by Stanwich Financial Services Corp. ("SFSC"), because he is the President, sole director and sole indirect shareholder of SFSC. However, on May 10, 2004, pursuant to SFSC's plan of reorganization in its bankruptcy proceeding, a Liquidating Agent was appointed by the Bankruptcy Court, with complete management authority over the assets and affairs of SFSC, in place of and to the exclusion of SFSC's directors, officers and shareholders. After such date, Mr. Bradley has no direct or indirect corporate governance authority over SFSC or its assets, including SFSC's Reunion Shares. Accordingly, Mr. Bradley's beneficial ownership of SFSC's Reunion Shares terminated on May 10, 2004.

     On December 1, 2004 an employee stock option held by Mr. Bradley to purchase 33,333 shares of Common Stock became exercisable. Mr. Bradley has not yet exercised such option.

     On June 26, 2004 and December 1, 2004 employee stock options held by Mr.
K. Bradley to purchase, respectively, 100,000 and 33,333 shares of Common Stock became exercisable by him. Mr. K. Bradley has not yet exercised such options.

     During the period November 29, 2004 through December 2, 2004, Mr. K. Bradley sold a total of 105,200 shares of Common Stock at an average price of $0.451 per share.

     As a result of certain of the transactions or events described above in this Item 3, (a) Mr. Bradley's beneficial ownership of Common Stock has decreased from 11.5%, as previously reported, to 1.6% and (b) Mr. K. Bradley's beneficial ownership of Common Stock has decreased from 37.0%, as previously reported, to 36.8%.

ITEM 4.     Purpose of the Transaction.

     The sales of Common Stock reported in Item 3 were made by Mr. K. Bradley to generate funds for personal expenses. The Reporting Persons have purchased and sold Common Stock previously. The Reporting Persons also intend to influence the control of Reunion, inasmuch as Mr. Bradley and Mr. K. Bradley are directors of Reunion, and are, respectively, its Chief Executive Officer, and President and Chief Operating Officer. The Reporting Persons may sell and buy Common Stock from time to time in the future.
As of the date hereof, the Reporting Persons have no plan or proposal which relates to or would result in any of the actions described in Item 4 of
Schedule 13D.

ITEM 5.     Interest in Securities of the Issuer.

     (a) The Bradley FLP owns, in the aggregate, 4,310,813 shares of Common Stock, or approximately 26.5%, of the 16,278,579 issued and outstanding shares of the Common Stock (the "Outstanding Common Stock").
Mr. Bradley individually owns 125,477 shares of the Common Stock. He is the president, sole director and a shareholder of Hanna Investment Corp. ("Hanna") and, therefore, may be deemed to beneficially own the 100,000 shares of the Common Stock held by Hanna. Mr. Bradley also holds a currently exercisable employee stock option to purchase 33,333 shares of Common Stock. Accordingly, Mr. Bradley may be deemed to beneficially own, in the aggregate, 258,810 shares of Common Stock, or approximately 1.6% of the Outstanding Common Stock. Mr. Bradley and his wife own limited partnership interests of, respectively, 28% and 1% in the Bradley FLP. However, because they have no voting or dispositive powers with respect to the shares of Common Stock held by the Bradley FLP, Mr. Bradley disclaims any beneficial ownership interest in such shares, for purposes of Rule 13d-3 of the Securities and Exchange Commission (the "SEC").

     Mr. K. Bradley individually owns 1,600,989 shares of Common Stock. He is the general partner of the Bradley FLP, and therefore may be deemed to beneficially own the shares of Common Stock held by the Bradley FLP. Mr. K. Bradley also holds currently exercisable employee stock options to purchase a total of 133,333 shares of Common Stock. Accordingly, Mr. K. Bradley may be deemed to beneficially own, in the aggregate, 6,045,135 shares of Common Stock of Reunion, or approximately 36.8% of the Outstanding Common Stock.

     In addition to the options referred to above, Mr. K. Bradley and Mr. Bradley hold employee stock options to purchase, respectively, 266,667 and 66,667 shares of Common Stock. However, because such options are not exercisable currently or within 60 days of the date of this Amendment No. 4, the shares subject to such options are not included in the beneficial ownership reported herein.

     (b) Subject to Items 5(d) and 6, below, the Bradley FLP and Mr. K. Bradley may be deemed to share the power to dispose of and to vote the 4,310,813 shares of Common Stock held by the Bradley FLP. The Bradley FLP's power to dispose of and to vote these shares is based upon its record ownership of these shares. Mr. K. Bradley's power to direct the disposition of and to vote these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP.

     Mr. Bradley may be deemed to share the power to vote or direct the vote and the power to dispose of the 100,000 shares of Common Stock held by Hanna, based upon his relationships as an officer, director and shareholder of Hanna.

     Subject to Items 5(d) and 6, below, Mr. Bradley has the sole power to vote and the sole power to dispose of 158,810 of the shares of Common Stock beneficially owned by him, based upon his record ownership of such shares, subject to the qualification that 33,333 of such shares, being subject to an unexercised option, are not currently outstanding.

     Mr. K. Bradley has the sole power to vote and dispose of 1,734,322 of the shares of Common Stock of Reunion beneficially owned by him, based upon his record ownership of such shares, subject to the qualification that 133,333 of such shares, being subject to unexercised options, are not currently outstanding.

     (c) There were no transactions in the Common Stock by or involving the Reporting Persons during the past 60 days.

     (d) Pursuant to the Securities Pledge Agreement dated as of May 1, 1993 (the "U.S. Bank Pledge Agreement") among the Bradley FLP, the John Grier Family Limited Partnership, and U.S. Bank National Association, as successor

Collateral Agent to State Street Bank and Trust Company and the First National Bank of Boston (the "Collateral Agent"), the Bradley FLP pledged 4,145,247 shares of the Common Stock to secure the obligations of Reunion under the Indenture, dated as of May 1, 1993, as amended, between Reunion and the Collateral Agent, as Trustee, relating to certain Senior Notes issued by Reunion in 1993 ( the "Indenture").

     (e) On May 10, 2004, Mr. Bradley ceased to be the beneficial owner of more than five percent of the Common Stock, for purposes of SEC Rule 13d-3.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See subparagraph (d) of Item 5 regarding the U.S. Bank Pledge Agreement.

ITEM 7.     Material to be Filed as Exhibits.

     1. Joint Filing Agreement among Mr. Bradley, Mr. K. Bradley and the Bradley FLP.

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 4
                            CUSIP NO. 761312-10-7

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:     March 23, 2005                   CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                -----------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 4
                            CUSIP NO. 761312-10-7

                                                               EXHIBIT 1

                            JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Amendment No. 4 to Schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Reunion Industries, Inc., a Delaware corporation, is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned.

     The undersigned hereby constitute and appoint Charles E. Bradley, Sr. their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments to the
Schedule 13D, and to file the same and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done, or have done or caused to be done prior to this date, by virtue hereof.

     This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:     March 23, 2005                   CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                -----------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley